SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of February, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                       RYANAIR COMPLAINS TO EU COMMISSION
       AGAINST EUR400M STATE AID TO AMSTERDAM AIRPORT AND KLM / AIR FRANCE


Ryanair, Europe's favourite airline, today (Wednesday, 27th February 2008), filed a complaint with the European Commission against State aid of over EUR400 million per annum to Schiphol Airport and to KLM / Air France. This State aid is being granted by the Dutch Government in the form of an exemption of transfer passengers from the so-called "ECO-TAX" on air travel.

Announcing this complaint, Ryanair's Jim Callaghan said:

        "The Dutch Government's so-called "ECO-TAX" on air travel is clearly a tax scam to fill a EUR350 million hole in Holland's annual budget. Additionally, the Dutch Government is exempting transfer passengers from this tax, which amounts to massive subsidy to Schiphol Airport and KLM / Air France. While Schiphol is effectively the only Dutch airport handling transfer passengers, KLM / Air France accounts for 95% of the transfer traffic at the airport. This tax exemption is almost exclusively benefiting Schiphol and the KLM / Air France monopoly. The Dutch Council of State in September 2007 confirmed that it should have been notified to the European Commission as State aid.

        "At a time when the Commission's biased application of the State aid rules is increasingly more apparent, we have little hope that the Commission will actually investigate this matter. Ryanair has lodged complaints regarding massive illegal subsidies to Air France, Lufthansa, Alitalia and other flag carriers, yet the Commission has failed to take any action whatsoever in these cases (some of which are almost 3 years old). Instead the Commission is persecuting tiny regional airports like Alghero, Pau, Lubeck, Schonefeld, Aarhus and Tampere, for commercial deals with low fares airlines to grow their traffic and promote competition.

        "It is time the Commission got its priorities right and started promoting competition and consumer choice. We are calling on the Commission to stop ignoring blatant State aid to Air France, Alitalia, Olympic, Lufthansa, Volare and now KLM, and to finally take on national governments who continue to distort competition in Europe's air transport market with billions of euro of illegal, back door State aid to their flag carrier airlines. The Commission should require the Dutch Government to either scrap this tax or to apply it to all passengers, i.e., both point-to-point and transfer at Schiphol, and end this EUR400 million subsidy to KLM / Air France".

ENDS.                                     Wednesday, 27th February 2008

For further information:

Peter Sherrard                    Pauline McAlester
Ryanair                           Murray Consultants

Tel. +353-1-8121228               Tel. +353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  27 February 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director